UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Urgent.ly Inc.

(Name of Subject Company)

Urgent.ly Inc.

(Name of Persons Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

916931207

(CUSIP Number of Class of Securities)

Matthew Booth

Chief Executive Officer

44927 George Washington Blvd, Suite 265, Office 209

Ashburn, VA 20147

(571) 350-3600

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Robert O’Connor, Esq.

Lianna C. Whittleton, Esq.

Brendan Ripley Mahan, Esq.

David G. Sharon, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

One Market Plaza, Spear Tower

Suite 3300

San Francisco, California 94105-1126

(415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Urgent.ly Inc., a Delaware corporation (“Urgently”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2026 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer (the “Offer”) by Medford Hawk, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Agero, Inc. (“Parent”), a Nevada corporation, to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share of Urgently (“Urgently Common Stock,” and the shares of Urgently Common Stock, “Shares”), for $5.50 per Share in cash, net to the holder thereof in cash, without interest and subject to any applicable withholding taxes (the “Offer Price”). The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on March 30, 2026, by Parent and Purchaser (as amended or supplemented from time to time), and is made upon the terms and subject to the conditions as set forth in the related Offer to Purchase, dated March 30, 2026 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Unless the context otherwise indicates, we use the terms “us,” “we” and “our” to refer to Urgently.

Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings given to them in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment No. 3 is being filed to disclose certain updates as described below and should be read in conjunction with the Schedule 14D-9, and the Schedule 14D-9 should be read in its entirety.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding, immediately after the subsection titled “— Regulatory Approvals,” the following new subsection:

Final Results of the Offer and Completion of the Merger

The Offer and related withdrawal rights expired at 12:00 midnight, Eastern Time, on April 25, 2026 (one minute after 11:59 p.m., Eastern time, on April 24, 2026) and were not further extended. Equiniti Trust Company LLC, the depositary and paying agent for the Offer, advised Purchaser that, as of the expiration of the Offer, a total of 1,288,914 voting Shares were validly tendered and not validly withdrawn, representing approximately 58.7% of the voting Shares outstanding as of the expiration of the Offer.

As of the expiration of the Offer, the number of voting Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn satisfied the Minimum Condition (as defined in the Merger Agreement), and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment all Shares validly tendered and not validly withdrawn, and will promptly pay for such Shares pursuant to the terms of the Offer and the Merger Agreement.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns a number of Shares that is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of Urgently’s stockholders. Accordingly, pursuant to the Merger Agreement, Parent and Purchaser expect to complete the acquisition of Urgently on April 28, 2026 by consummating the Merger pursuant to the Merger Agreement without a vote of Urgently’s stockholders in accordance with Section 251(h) of the DGCL. At the Effective Time, each outstanding Share (other than (i) Shares held in the treasury of Urgently immediately prior to the Effective Time, which were canceled without any conversion thereof and no consideration was delivered in exchange therefor, (ii) any Shares held by stockholders or owned by beneficial owners who are entitled to demand, and have properly demanded and properly exercised and perfected a demand for appraisal of such Shares in accordance with the DGCL and have neither failed to perfect nor effectively withdrawn or lost such rights prior to the Effective Time, and (iii) any Shares that were owned by Parent, Purchaser or any other subsidiary of Parent at the commencement of the Offer and were owned by Parent, Purchaser or any other subsidiary of Parent immediately prior to the Effective Time) were canceled and extinguished and automatically converted into the right to receive the Offer Price.

Prior to the opening of trading on the OTCQB Venture Market (“OTCQB”) on April 28, 2026, all Shares ceased trading, and following the consummation of the Merger, all Shares will be delisted from the OTCQB and deregistered under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2026

Urgent.ly Inc.

By:	/s/ Matthew Booth
Matthew Booth
Chief Executive Officer